UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F             ☒           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

International Game Technology Announces Results of
Tender Offer for Any and All of its $500 Million 7.50% Notes Due 2019

On June 19, 2017, International Game Technology PLC (the “Company”) announced the results of the previously-announced tender offer by its wholly-owned subsidiary, International Game Technology (the “Issuer”) to purchase any and all of the outstanding $500 million aggregate principal amount of the Issuer’s 7.50% notes due 2019 (ISIN No. US459902AR30 / CUSIP No. 459902AR3) (the “Notes”) at a purchase price equal to U.S.$1,106.25 per U.S.$1,000 of the principal amount of the Notes plus any accrued and unpaid interest from, and including, the immediately preceding interest payment date up to, but excluding, the settlement date (the “Offer”).  The Offer expired at 5:00 p.m., New York City time, on June 16, 2017.  According to information provided by D.F. King & Co., Inc., the tender and information agent for the Offer, as of such time, $356,415,000 aggregate principal amount of the Notes were validly tendered (and not validly withdrawn) pursuant to the Offer. These amounts include $797,000 aggregate principal amount of Notes tendered pursuant to the guaranteed delivery procedures described in the Offer documents, which remain subject to the holders’ performance of the delivery requirements under such procedures.

A copy of the news release announcing the tender offer is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology Announces Results of Tender Offer for Any and All of its $500 Million 7.50% Notes Due 2019,” dated June 19, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology Announces Results of Tender Offer for Any and All of its $500 Million 7.50% Notes Due 2019,” dated June 19, 2017